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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   __________


                                    FORM 8-A


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                                  PROXIM, INC.
             ------------------------------------------------------
             (Exact name of Registrant as specified in its charter)



               Delaware                                    77-059429
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(State of incorporation or organization)       (IRS Employer Identification No.)


                           295 North Bernardo Avenue
                            Mountain View, CA  94043
              (Address of principal executive offices) (Zip Code)

                        _______________________________


Securities to be registered pursuant to Section 12(b) of the Act:

        Title of each class                       Name of each exchange on which
        to be so registered                       each class is to be registered
        -------------------                       ------------------------------

                 None                                         None



Securities to be registered pursuant to Section 12(g) of the Act:


                        Preferred Share Purchase Rights
                        -------------------------------
                                (Title of Class)
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ITEM 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

         Pursuant to the Preferred Share Rights Agreement (the "Rights Agreement") dated as of March 31, 1997 between Proxim, Inc., a Delaware corporation (the "Company"), and The First National Bank of Boston, as Rights Agent (the "Rights Agent"), the Company's Board of Directors declared a dividend of one right (a "Right") to purchase one one-thousandth (0.001) of a share of the Company's Series A Participating Preferred Stock ("Series A Preferred") for each outstanding share of Common Stock ("Common Shares") of the Company. The dividend is payable on April 30, 1997 (the "Record Date") to stockholders of record as of the close of business on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred at an exercise price of $115.00 (the "Purchase Price"), subject to adjustment. The following summary of the principal terms of the Rights Agreement is a general description only and is subject to the detailed terms and conditions of the Rights Agreement. A copy of the Rights Agreement is attached as Exhibit 4 to this Registration Statement and is incorporated herein by reference.

         RIGHTS EVIDENCED BY COMMON SHARE CERTIFICATES. The Rights will not be exercisable until the Distribution Date (defined below). Until the Distribution Date, certificates for the Rights ("Rights Certificates") will not be sent to stockholders; instead, the Rights will attach to and trade only together with the Common Shares. Accordingly, Common Share certificates outstanding on the Record Date will evidence the Rights related thereto, and Common Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or the earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares outstanding as of the Record Date, even without the notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

         DISTRIBUTION DATE. The Rights will separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of: (i) 10 business days (or such later date as may be determined by a majority of the Board of Directors) following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Shares or (ii) 10 business days (or such later date as may be determined by a majority of the Board of Directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Shares. The earlier of such dates is referred to as the "Distribution Date."

         ISSUANCE OF RIGHTS CERTIFICATES; EXPIRATION OF RIGHTS. As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights from and after the Distribution Date. All Common Shares issued prior to the Distribution Date will be issued with Rights. Common Shares issued after the Distribution Date may be issued with Rights if such shares are issued (i) upon the conversion of any convertible securities issued after adoption of the Rights Agreement or (ii) pursuant to the exercise of stock options or under employee benefit plans or arrangements unless such issuance would result in (or create a risk that) such




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options, plans or arrangements would not qualify for otherwise available special tax treatment. Except as otherwise determined by the Board of Directors, no other Common Shares issued after the Distribution Date will be issued with Rights. The Rights will expire on the earliest of (i) March 31, 2007 (the "Final Expiration Date") or (ii) redemption or exchange of the Rights as described below.

         INITIAL EXERCISE OF THE RIGHTS. Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of $115.00 per Right, one one-thousandth (0.001) of a share of the Series A Preferred. In the event that the Company does not have sufficient Series A Preferred available for all Rights to be exercised, or the Board decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, assets or other securities for the Series A Preferred for which the Rights would have been exercisable under this provision or as described below.

         RIGHT TO BUY COMPANY COMMON SHARES. Unless the Rights are earlier redeemed, in the event that an Acquiring Person becomes the beneficial owner of 15% or more of the Company's Common Shares then outstanding, then each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Shares having a value equal to two times the Purchase Price. Rights are not exercisable following the occurrence of an event as described above until such time as the Rights are no longer redeemable by the Company as set forth below.

         RIGHT TO BUY ACQUIRING COMPANY STOCK. Unless the Rights are earlier redeemed, in the event that, after the Shares Acquisition Date (as defined below), (i) the Company is acquired in a merger or other business combination transaction, or (ii) the Company consummates a merger or other business combination transaction in which the Company is the continuing or surviving corporation, or (iii) 50% or more of the Company's assets or earning power are sold, each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of (i) the corporation acquiring the Company or (ii) the Company or (iii) the purchaser of 50% or more of the Company's assets or earning power, respectively, such shares in each case having a value equal to two times the Purchase Price.

         EXCHANGE PROVISION. At any time after the acquisition by an Acquiring Person of 15% or more of the Company's outstanding Common Shares and prior to the acquisition by such Acquiring Person of 50% or more of the Company's outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right.

         REDEMPTION. At any time on or prior to the close of business on the earlier of (i) the 10th day following the acquisition by an Acquiring Person of 15% or more of the Company's outstanding Common Shares (the "Shares Acquisition Date") or such later date as may be determined by a majority of the Board of Directors and publicly announced by the Company, or (ii) the Final Expiration Date of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right.





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         ADJUSTMENTS TO PREVENT DILUTION.  The Purchase Price payable, the number of Rights, and the number of Series A Preferred or Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by the Company as set forth in the Rights Agreement. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

         CASH PAID INSTEAD OF ISSUING FRACTIONAL SHARES. No fractional portion less than integral multiples of one Common Share will be issued upon exercise of a Right and in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading date prior to the date of exercise.

         NO STOCKHOLDERS' RIGHTS PRIOR TO EXERCISE. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than any rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

         AMENDMENT OF RIGHTS AGREEMENT. The provisions of the Rights Agreement may be supplemented or amended by the Board of Directors in any manner prior to the close of business on the date of the acquisition by an Acquiring Person of 15% or more of the Company's outstanding Common Shares without the approval of Rights holders. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

         RIGHTS AND PREFERENCES OF THE SERIES A PREFERRED. Series A Preferred purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred will be entitled to an aggregate dividend of 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Series A Preferred will be entitled to a minimum preferential liquidation payment equal to 1,000 times the aggregate amount to be distributed per share to holders of Common Shares plus an amount equal to any accrued and unpaid dividends on the Series A Preferred. Each share of Series A Preferred will have 1,000 votes, and will vote together with the Common Shares. In the event of any merger, consolidation or other transaction in which the Common Shares are changed or exchanged, each share of Series A Preferred will be entitled to receive 1,000 times the amount received per Common Share. These rights are protected by customary anti-dilution provisions.

         Because of the nature of the dividend, liquidation and voting rights of the shares of Series A Preferred, the value of the one one-thousandth interest in a share of Series A Preferred purchasable upon exercise of each Right should approximate the value of one Common Share.

         CERTAIN ANTI-TAKEOVER EFFECTS. The Rights approved by the Board are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited





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attempt by an acquiror to take over the Company in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive the Company's Board of Directors and its stockholders of any real opportunity to determine the destiny of the Company or to evaluate and protect the long-term value of the Company. The Rights are not intended to prevent a takeover of the Company. The Rights may be redeemed by the Company at $0.001 per Right within ten days (or such later date as may be determined by a majority of the Board of Directors) after the accumulation of 15% or more of the Company's shares by a single acquiror or group.
Accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors. Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its stockholders, and will not change the way in which the Company's shares are presently traded. The Company's Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover
environment.    However, the Rights may have the effect of rendering more
difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.





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ITEM 2.  EXHIBITS.

         1.      Specimen certificate for the Company's Common Stock. (1)

         2.      Certificate of Incorporation of the Company, as amended. (2)

         3.      Bylaws of the Company, as amended. (3)

         4. Preferred Shares Rights Agreement, dated as of March 31, 1997, between Proxim, Inc. and The First National Bank of Boston, including the Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Stock of the Company, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively.
                 (4)

____________________
(1) Incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-1 (Commission File No. 33-70712) declared effective by the Commission on December 14, 1993.

(2) Incorporated by reference to Exhibit 3.3 to the Company's Registration Statement on Form S-1 (Commission File No. 33-70712) declared effective by the Commission on December 14, 1993.

(3) Incorporated by reference to Exhibit 3.5 to the Company's Registration Statement on Form S-1 (Commission File No. 33-70712) declared effective by the Commission on December 14, 1993.

(4)      Exhibit filed herewith.





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                                   SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                  PROXIM, INC.


Date:  April 7, 1997
                                        By: /s/ DAVID C. KING
                                            ----------------------------------
                                            David C. King
                                            President





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